Room 4561

March 23, 2007

Mr. Timothy J. Steinkopf
Chief Financial Officer
and Senior Vice President
Secure Computing Corporation
4810 Harwood Road
San Jose, CA 95124

> **Re: Secure Computing Corporation**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
> **Filed November 9, 2006**
> **File No. 000-27074**

Dear Mr. Steinkopf:

We have reviewed your response letter dated March 7, 2007 and have the following additional comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page 6

1. We have considered your response to prior comment number 1. Currently, you are using customer purchase order values (approximating list prices) that do not represent VSOE of fair value to allocate your revenues for purposes of complying with Rule 5-03 of Regulation S-X. However, the revenue recognition principles of SOP 97-2 preclude the separation of product and service elements due to the

lack of VSOE of fair value. We believe your income statement presentation under Rule 5-03 should correlate with the separation principles for elements of bundled arrangements as prescribed by SOP 97-2. Accordingly, you should report the aggregate revenues from this arrangement, and the related aggregate costs, in separate line items within your statements of operations in future periods if those amounts become material. The line item labels should be sufficiently descriptive to denote the bundled nature of those revenues and costs. Also, provide footnote disclosure describing the nature of the arrangements represented by those line items. Consider providing expanded disclosures either in the footnotes or within MD&A of billed values attributable to the various elements of those arrangements if you believe that information is useful to management and investors.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Tamara Tangen, Senior Staff Accountant, at (202) 551-3443 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief